PICARD MEDICAL, INC.

1992 East Silverlake

Tucson, Arizona 85713

May 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg

   RE:  Picard Medical, Inc.

Registration Statement on Form S-1

Initially Filed on May 20, 2026

File No. 333-296060

Dear Mr. Danberg

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Picard Medical, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time on May 29, 2026, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Picard Medical, Inc.

By:         __/s/ Patrick NJ Schnegelsberg_______________

Name:         Patrick NJ Schnegelsberg

Title:         Chief Executive Officer

cc:         Michael Blankenship, Winston & Strawn LLP